UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

MIRAMAR MINING CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60466E100

(CUSIP Number)

Sharon E. Thomas

Vice President and Secretary

Newmont Mining Corporation of Canada Limited

Suite 1900, Box 2005

20 Eglinton Avenue West

Toronto, Ontario M4R 1K8

(415) 480-6480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.    60466E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation of Canada Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 37,000,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 37,000,000 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 15.5% (2)

14.	Type of Reporting Person (See Instructions) CO
(1)	Includes 18,500,000 common shares and 18,500,000 common shares issuable upon the exercise of warrants.

(2)

Calculated based on the 220,807,634 common shares represented to be outstanding by the Issuer in the Support Agreement described in Item 4 below, adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants.

CUSIP No. 60466E100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 37,000,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 37,000,000 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 15.5% (2)
14.	Type of Reporting Person (See Instructions) CO, HC

(1)	Includes 18,500,000 common shares and 18,500,000 common shares issuable upon the exercise of warrants.

(2)

Calculated based on the 220,807,634 common shares represented to be outstanding by the Issuer in the Support Agreement described in Item 4 below, adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on October 9, 2007 by Newmont Mining Corporation of Canada Limited, a federal corporation under the Canada Business Corporation Act (“Newmont Canada”), and Newmont Mining Corporation, a Delaware corporation (“Newmont,” and together with Newmont Canada, the “Reporting Persons”), amends and supplements the following items of the Schedule 13D. Capitalized terms used herein and not defined herein have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On October 31, 2007, Acquisition Sub mailed its Offer to Purchase and Circular, dated October 31, 2007, as well as the related Letter of Transmittal and Notice of Guaranteed Delivery (collectively, the “Take-Over Bid Circular”), with respect to its Offer to purchase all of the outstanding common shares of the Issuer for C$6.25 in cash per common share, other than common shares owned directly or indirectly by Newmont, and including common shares that become issued and outstanding after the date of the Offer but before the expiration time of the Offer. The Offer is open for acceptance until 5:00 p.m. (Toronto time) December 6, 2007, the expiration time for the Offer, unless the Offer is extended or withdrawn. The Offer is subject to certain conditions (which are for the benefit of and may be waived by Acquisition Sub) including there having been validly deposited under the Offer and not withdrawn at the expiration time of the Offer that number of common shares that, together with common shares held by Acquisition Sub and its affiliates, constitutes at least 66 2/3% of the common shares then outstanding (calculated on a fully-diluted basis as determined on the basis disclosed in the Take-Over Bid Circular). The Offer is made only for common shares of the Issuer and not for any options. The description of the Take-Over Bid Circular is qualified in its entirety by the actual terms of the Take-Over Bid Circular filed as Exhibit 7.7 to this Schedule 13D, which is incorporated herein by reference.

Also on October 31, 2007, the Issuer’s Board of Directors mailed its directors’ circular (the “Directors’ Circular”), pursuant to which it stated that it unanimously determined that the Offer was in the best interests of the Issuer and was fair to shareholders of the Issuer from a financial point and view, and unanimously recommended that shareholders of the Issuer accept the Offer and tender their common shares of the Issuer into the Offer. The description of the Directors’ Circular is qualified in its entirety by the actual terms of the Directors’ Circular filed as Exhibit 7.8 to this Schedule 13D, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to replace the first paragraph set forth therein with the following:

See the description of the Commitment Letter described in Item 3 above, and the Support Agreement, the Lock-Up Agreements, the Take-Over Bid Circular and the Directors’ Circular described in Item 4 above, each of which is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7.7	Offer to Purchase and Circular, dated October 31, 2007, and related Letter of Transmittal and Notice of Guaranteed Delivery. Incorporated by reference to the Schedule 14D-1F filed by Newmont and Acquisition Sub on October 31, 2006.

Exhibit 7.8	Directors’ Circular, dated October 31, 2007, of the Board of Directors of the Issuer. Incorporated by reference to the Schedule 14D-9F filed by the Issuer on October 31, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

NEWMONT MINING CORPORATION OF CANADA LIMITED

Dated: October 31, 2007	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

NEWMONT MINING CORPORATION

Dated: October 31, 2007	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary